UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of

August 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F☑      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes☐       No☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b) : 82-___.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total Deepens Its Involvement in Marine Power
EX-99.2: Total Obtains 20 Deepwater Gulf of Mexico Blocks, USA
EX-99.3: Total Acquires Stake in Ichthys LNG Project, Australia

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : September 8, 2006	By : /s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX
•	EXHIBIT 99.1: Renewable Energies: Total Deepens Its Involvement in Marine Power (August 9, 2006).
•	EXHIBIT 99.2: United States: Total Obtains 20 Deepwater Gulf of Mexico Blocks (August 24, 2006).
•	EXHIBIT 99.3: Total Acquires Stake in Ichthys LNG Project in Australia, Cementing Its Partnership with INPEX (August 31, 2006).